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                                 File No. 1-9120

                               Amendment No. 1 to

                                   FORM U-3A-2

                        As filed on February 27, 2004


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                          Statement by Holding Company
                      Claiming Exemption Under Rule U-3A-2
                           from the Provisions of the
                   Public Utility Holding Company Act of 1935

                      To Be Filed Annually Prior to March 1

                  PUBLIC SERVICE ENTERPRISE GROUP INCORPORATED
                  --------------------------------------------
                                (Name of company)

hereby files with the Securities and Exchange Commission, pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935 and submits the following information:



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3. The following information is for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kwh. (megawatt (Mwh.) = 1,000 kilowatts) of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

            PSEG     -  None.

            PSE&G    - 46,774,762 Mwh. (retail and wholesale) sold in the state of New Jersey providing revenue of approximately $3,826 million in 2003.

            PSE&G    - 259,057,747 Mcf. (2003 basis of 1,035
                       BTU/cubic foot) sold in the state of New
                       Jersey providing revenue of approximately
                       $2,331 million in 2003.

     (b) Number of kwh. of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

            PSEG     -  None.

            PSE&G    -  None.

     (c) Number of Mwh. of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

            PSEG     -  None.

            PSE&G    -  None.

     (d) Number of Mwh. of electric energy and Mcf. of natural or manufactured gas purchased outside the state in which each such company is organized or at the state line.

            PSEG     -  None.

            PSE&G    -  None.



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The above-named Claimant (PSEG) has caused this statement to be duly executed on its behalf by its authorized officer on this 2nd day of August 2004.

                  Public Service Enterprise Group Incorporated
                               (Name of Claimant)


                          By: /s/ Patricia A. Rado
                              --------------------------------
                              Patricia A. Rado
                              Vice President and Controller
                              (Principal Accounting Officer)

(CORPORATE SEAL)

Attest:


/s/ E. J. Biggins, Jr.
-----------------------------------------
E. J. Biggins, Jr. Corporate Secretary

     Name, title, and address of officer to whom notices and correspondence concerning this statement should be addressed:

James T. Foran                         Associate General Counsel
(Name)                                 (Title)

80 Park Plaza, T-5B, P. O. Box 1171, Newark, New Jersey 07101-1171
                               (Address)